Mail Stop 3561

July 17, 2006

Richard A. Noll
Chief Executive Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

> **Re:** **Hanesbrands, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 30, 2006**
> **File No. 1-32891**

Dear Mr. Noll:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please refer to comments 2 and 3 in our letter dated June 21, 2006. We note the materials you have provided in support of various qualitative and comparative statements, but believe some of the statements have not been adequately supported and should be deleted accordingly. We note the following examples:

   - Our brands have a strong heritage in the apparel essentials industry. – page 2.

- For example, in fiscal 2005, we launched a comprehensive marketing campaign titled "Look Who We've Got Our Hanes on Now," which significantly increased consumer attitudes about the Hanes brand in the areas of stylishness, distinctiveness and up-to-date products. – page 4.

Please revise your disclosure or provide support for these statements.

Questions and Answers Relating to the Spin Off, page 5

Q. What is the spin-off, page 5

2. Please refer to comment 4 in our letter dated June 21, 2006. We note your revised disclosure indicating that the value of Sara Lee common stock may initially decline as a result of the spin-off. Please further revise to explain why the common stock may initially decline as a result of the spin-off.

Risk Factors, page 11

3. Please refer to comment 6 in our letter dated June 21, 2006. We note your revised disclosure, but continue to believe that some of your risk factors are vague and include multiple risks. As requested previously, please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

- Changing international trade regulation and future quantitative limits, duties or tariffs…, page 14.

- We have extensive foreign operations which subject us to the risk that external events may disrupt our supply chain…, page 16.

We are subject to environmental regulation which can involve significant compliance…, page 19

4. The disclosure in this risk factor is considered generic, applicable to many companies in your industry or even in other industries. Please revise to identify the particular environmental regulations that you are subject to and discuss specifically how they impact your company or delete this risk factor.

Cautionary Statement Concerning Forward-Looking Statements, page 24

5. We note your response to comment 9 in our letter dated June 21, 2006. Please revise to clarify that you are disclaiming an obligation to update or revise forward-looking statements other than as required by law.

Listing and Trading of Our Common Stock, page 30

6. We note your response to comment 10 in our letter dated June 21, 2006. Please revise to quantify the aggregate amounts of equity that are subject to outstanding options, warrants or convertible securities and the aggregate amount of shares that could be sold pursuant to Rule 144. Refer to Item 201(a)(2)(i) and (ii) of Regulation S-K.

Material Changes to the Terms of the Spin Off, page 31

7. Please describe the factors the board of directors would consider in determining the materiality of modifications to the terms of the spin off.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 39

8. We note your response to comment 15 in our letter dated June 21, 2006 and will review the disclosures relating to your new credit agreement and other debt obligations when they become available. Please ensure you confirm whether you receive a commitment for these facilities and disclose how you determined the interest rate to be included in the pro forma financial information.

Competition, page 80

9. Please refer to comment 26 in our letter dated June 21, 2006. We note your revised disclosure indicating that you compete by offering your customers and consumers high quality, innovative and diverse products. Please substantiate or delete this promotional statement.

Environmental Matters, page 84

10. We note your response to comment 28 in our letter dated June 21, 2006. Please revise to quantify the accrued amounts, rather than referring to your balance sheet.

Pension Benefits, page 92

11. Please quantify the final payment to be made to Mr. Chaden's trust in connection with the spin off.

Certain Relationships and Related Transactions, page 126

12. We note your response to comment 34 in our letter dated June 21, 2006. Please tell us why you have omitted the disclosure regarding the potential conflicts of interest. For example, we note that it appears that significant ownership in Sara Lee may create a conflict in enforcing Hanesbrands' rights under the various agreements with Sara Lee.

Note 21 – Business Segment Information, page F-39

13. Reference is made to prior comment 42 in our letter dated June 21, 2006. We note your segments consist of product lines except for the International segment. In that regard, please disclose total revenues for each product which should also include product revenues currently reflected within your International segment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Kerrigan at (202) 551-3369 or Donna Di Silvio, Accounting Reviewer, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
Fax: (202) 778-5500